   This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares. The Offer is made solely by the Offer to Purchase dated January 4, 1999, and the related Letter of Transmittal and is not being made to (nor will tenders be accepted from or on behalf of)
           holders of Shares in any jurisdiction in which the making
              or acceptance of the Offer would not be in compliance
                      with the laws of such jurisdiction.

                      Notice of Offer to Purchase for Cash
                     All Outstanding Shares of Common Stock
           (including the associated Preferred Stock Purchase Rights)

                                       of

                                    COHR Inc.

                                       at

                              $5.375 Net Per Share
                         (Or, Under Some Circumstances,
                              $6.375 Net Per Share)

                                       by

                           TCF Acquisition Corporation

                                which is owned by

                           Three Cities Fund II, L.P.
                                       and
                          Three Cities Offshore II C.V.

TCF Acquisition Corporation, a Delaware corporation (the "Purchaser"), which is currently owned by Three Cities Fund II, L.P., a Delaware limited partnership, and Three Cities Offshore II C.V., a Netherlands Antilles partnership (the "Three Cities Funds"), is offering to purchase for cash all outstanding shares of common stock, par value $0.01 per share (the "Shares"), of COHR Inc., a Delaware corporation (the "Company"), at a price (the "Offer Price") of $5.375 per Share, net to the seller (which will be increased to $6.375 per share if pending Stockholder Suits (as defined in the Offer to Purchase) are settled before the Offer expires on a basis which will not require the Company to pay more than $3.0 million, net of insurance proceeds), without interest, on the terms and subject to the conditions set forth in an Offer to Purchase, dated January 4, 1999 (the "Offer to Purchase") and in the related Letter of Transmittal (the terms and conditions of which, together with any supplements or amendments thereto, collectively constitute the "Offer").

                  THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT
                12:00 MIDNIGHT, NEW YORK CITY TIME, ON WEDNESDAY,
                 FEBRUARY 3, 1999, UNLESS THE OFFER IS EXTENDED.

The Offer is not conditioned on any minimum number of Shares being tendered. Nor is it conditioned on the ability of the Purchaser to obtain financing or on absence of material adverse change regarding the Company while the Offer is pending. However, it is subject to the satisfaction or waiver of some conditions.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of December 24, 1998 (the "Merger Agreement"), pursuant to which, if after the Purchaser purchases the Shares which are tendered in response to the Offer, the Purchaser and its stockholders (including the Three Cities Funds) own at least 85% of the Company's outstanding Common Shares, the Purchaser will be merged into the Company in a transaction in which the Company will become wholly owned by the Purchaser's stockholders, and the Shares not owned by the Purchaser will be converted into the right to receive cash equal to the per share amount which is paid for Shares tendered in response to the Offer (which will be at least $5.375 per share).

THE BOARD OF DIRECTORS OF THE COMPANY (THE "BOARD") HAS UNANIMOUSLY APPROVED THE OFFER AND THE MERGER AND DETERMINED THAT THE TERMS OF THE OFFER AND THE MERGER ARE FAIR TO, AND IN THE BEST INTERESTS OF, THE STOCKHOLDERS OF THE COMPANY. THE BOARD UNANIMOUSLY RECOMMENDS THAT STOCKHOLDERS OF THE COMPANY ACCEPT THE OFFER AND TENDER THEIR SHARES.

The Offer will expire at 12:00 midnight on February 3, 1999, unless it is extended. The Purchaser has the right to extend the Offer to not later than March 5, 1999. Also, at the request of the Company's Board, the Purchaser will extend the Offer to not later than May 4, 1999 in order to permit settlement of pending Stockholder Suits and preliminary Federal court approval of that settlement, and if a settlement agreement is signed by May 4, 1999, the Purchaser will, at the request of the Company's Board, extend the Offer to not later than August 2, 1999 to provide time for the preliminary Federal court approval to be obtained. If those Stockholder Suits are settled before the Offer expires on a basis which will not require the Company to pay more than $3.0 million, net of insurance proceeds, the Offer Price will be increased to $6.375 per Share. The Purchaser will make a public announcement of any extension not later than 9:00 a.m. New York City time on the business day after the previously scheduled Expiration Time. During any extension, all Shares which had previously been tendered and not withdrawn will remain tendered, subject to the right of a tendering stockholder to withdraw tendered Shares.

For purposes of the Offer, the Purchaser will be deemed to accept for payment, and thereby purchase, all the Shares which are properly tendered and not properly withdrawn when and if the Purchaser gives oral or written notice to IBJ Schroder Bank & Trust Company (the "Depositary") that the Purchaser is accepting those Shares for payment. Payment for Shares purchased pursuant to the Offer will be made by deposit of the purchase price with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving the payment from the Purchaser and transmitting payment to tendering stockholders whose Shares have been accepted for payment. In all cases, payment for Shares purchased pursuant to the Offer will be made only after timely receipt by the Depositary of (a) certificates representing shares (or a timely Book-Entry Confirmation of transfer of Shares into an account maintained by the Depositary at The Depository Trust Company, pursuant to the procedures set forth in Section 9 of the Offer to Purchase, (b) a Letter of Transmittal (or a facsimile of one), properly completed and duly executed, with any required signature guarantees or an Agent's Message (as defined in the Offer to Purchase), in connection with a book-entry delivery, and (c) any other documents required by the Letter of Transmittal. Accordingly, payment may not be made to all tendering stockholders at the same time, depending upon when certificates or Book-Entry Confirmations are actually received by the Depositary. UNDER NO CIRCUMSTANCES WILL INTEREST BE PAID ON THE PURCHASE PRICE OF THE SHARES, REGARDLESS OF ANY EXTENSION OF THE OFFER OR ANY DELAY IN PAYING FOR SHARES.

         Questions and requests for assistance may be directed to the Information Agent as set forth below. Requests for copies of the Offer to Purchase and the related Letter of Transmittal and all other tender offer materials may be directed to the Information Agent, and copies will be furnished promptly at the Purchaser's expense. The Purchaser will not pay any fees or commissions to any broker or dealer or any other person (other than the Information Agent) for soliciting tenders of Shares pursuant to the Offer.

                     The Information Agent for the Offer is:

                              D.F. KING & CO., INC.
                                 77 Water Street
                            New York, New York 10005
                 Banks and Brokers Call Collect: (212) 269-5550
                    ALL OTHERS CALL TOLL FREE: (800) 758-5378

January 4, 1999